Filed by TSX Group Inc.
Pursuant to Rule 425 under the United States Securities Act of 1933, as amended

Subject Company : Montréal Exchange Inc.
Commission File No. 132-02637
Date: February 13, 2008

Key milestone achieved in TSX Group Inc./MX combination

FEBRUARY 13, 2008 (Toronto) – Shareholders of Montréal Exchange Inc. today voted 99.6% in favour of the combination with TSX Group Inc. to form TMX Group Inc., as announced December 10, 2007.

“This is a significant step towards completing the transaction,” said Michael Ptasznik, Interim Co-CEO, TSX Group. “Our efforts are now focused on obtaining the necessary regulatory approvals needed to finalize the combination.”

On February 1, 2008, the Autorité des marchés financiers (AMF) published MX’s application for an amendment to its recognition order to permit the transaction to be completed. TSX Group has provided important undertakings in conjunction with that process. The comment period is open until March 3, 2008 and will be followed by public hearings in Montreal on March 26 and 27, 2008.

“We believe the combination will provide great benefits for shareholders, Quebec and Canadian capital markets, added Mr. Ptasznik, “We are pleased that the AMF comment period is open and hearings have been scheduled. While we may not be able to close by March 31, 2008, we do hope to complete the transaction as soon as possible after the public hearings and receiving the AMF's decision and all other approvals."

About TSX Group Inc. (TSX-X)

TSX Group operates Canada's two national stock exchanges, Toronto Stock Exchange serving the senior equity market and TSX Venture Exchange serving the public venture equity market, Natural Gas Exchange (NGX), a leading North American exchange for the trading and clearing of natural gas and electricity contracts and Shorcan Brokers Limited, the country's first fixed income inter-dealer broker. TSX Group also owns The Equicom Group Inc., a leading provider of investor relations and related corporate communication services in Canada. TSX Group is headquartered in Toronto and maintains offices in Montreal, Calgary and Vancouver.

Steve Kee, Director, Corporate Communications, TSX Group Inc., Toronto Office, (416) 947-4682, Toll Free 1-888-873-8392, Cellular (416) 358-3714, Vancouver Office (604) 602-6902, Calgary Office (403) 218-2892, steve.kee@tsx.com.

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TSX Group and Montréal Exchange Inc. (MX) previously announced that they have agreed to combine their organizations to create TMX Group Inc., a leading integrated exchange group, by means of an amalgamation. This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities of TSX Group. Such an offer may only be made pursuant to a management information circular filed with or furnished to the securities regulatory authorities in Canada and the United States in connection with the proposed amalgamation. MX plans to file a management information circular with Canadian provincial securities regulators and TSX Group intends to file a registration statement with the United States Securities and Exchange Commission (“SEC”) which will include the management information circular or to furnish the management information circular to the SEC pursuant to an exemption from registration. Investors and security holders are urged to read the management information circular regarding the proposed business combination when this document becomes available because it will contain important information in respect of the proposed transaction. Investors may obtain a free copy of the management information circular when it becomes available on SEDAR at www.sedar.com and a free copy of the registration statement and/or the management information circular when it becomes available on the SEC's website at www.sec.gov. The management information circular may also be obtained for free, once it has been mailed to MX shareholders, on MX's website www.m-x.ca or by directing a request to MX.

Steve Kee, Director, Corporate Communications, TSX Group Inc., Toronto Office, (416) 947-4682, Toll Free 1-888-873-8392, Cellular (416) 358-3714, Vancouver Office (604) 602-6902, Calgary Office (403) 218-2892, steve.kee@tsx.com.

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